

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
Yosbani Mendez
Chief Executive Officer
Load Guard Logistics, Inc.
6317 SW 16th Street
Miami, FL 33155

> Re:     Load Guard Logistics, Inc.
>           Amendment No. 2 to
>           Registration Statement on Form S-1
>           Filed April 26, 2013
>           File No. 333-186321

Dear Mr. Mendez:

We have reviewed your response to our prior comment letter to you dated March 29, 2013 and have the following additional comments.

General

1.  We note your response to our prior comment 1 but find it unresponsive. We reissue the comment. Please revise the disclosure at each relevant place in the filing to provide a bona fide price. It appears that when the purchasers purchased restrictive, illiquid shares for $0.04 a share, they agreed that they were worth $0.04 a share with the restrictions of a non-public security. We note that you are now registering a non-restrictive security that will be liquid once your shares are quoted on the OTCBB. We note the disclosure on the cover page that investors selling at $0.04 a share will not make a profit on the sale. We believe that is why the price is not bona fide. Either revise the price or advise.

2.  The page numbers appear to stop after page 2. Please insert the page numbers in the rest of the document.

3.  Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

4.  A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Prospectus Cover Page

5.  We note your response to our prior comment 6. It appears that the net proceeds to the

selling shareholders and the company have been reversed.  Please revise.

Description of Business, page 23

6.  We note the new disclosure in the Industry and Competition section of the Description of Business in response to our prior comment 12.  Please create a separate heading for the new disclosure titled Plan of Operations.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:      Via E-mail
         James B. Parsons, Esq.